EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Heartland Financial USA, Inc.:

We consent to the use in the Registration Statement on Form S-3 of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Des Moines, Iowa
May 15, 2009